P.E. 2/1/02 1021620

02013481

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2002

ORCKIT COMMUNICATIONS LTD.
(Translation of Registrant's Name into English)

126 Yigal Allon Street • Tel Aviv 67448 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

45138424.1

The following document is attached hereto and incorporated by reference herein:

Exhibit 1 Copy of Registrant's 2001 Consolidated Financial Statements.

The consolidated financial statements attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12100; and (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.
(Registrant)

By: /s/ Izhak Tamir
Neil Gold for Izhak Tamir,
pursuant to authorization

Dated: February 4, 2002

EXHIBIT 1

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2001 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2001 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT AUDITORS	2
CONSOLIDATED FINANCIAL STATEMENTS:	
Balance sheets	3
Statements of operations	4
Statements of changes in shareholders' equity	5
Statements of cash flows	6-7
Notes to financial statements	8-27

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ORCKIT COMMUNICATIONS LTD.

We have audited the consolidated balance sheets of Orckit Communications Ltd. (the "Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulation, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001 and the consolidated results of their operations, the changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Kesselman & Kesselman

Tel Aviv, Israel
January 24, 2002

Kesselman & Kesselman
Certified Public Accountants (Isr.)

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31	
	2000	2001
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$ 27,557	$ 39,091
Short-term investments (note 13a)	73,634	63,637
Trade receivables (note 13b)	25,318	7,316
Other receivables (note13b)	8,700	4,493
Inventories (note 13c)	49,380	9,297
Total current assets	184,589	123,834
LONG-TERM DEPOSITS (note 13d)		10,196
LONG-TERM LOAN (note 4)	20,000	20,000
PROPERTY AND EQUIPMENT (note 5):		
Cost	15,638	17,825
Less - accumulated depreciation and amortization	6,183	10,029
	9,455	7,796
OTHER ASSETS AND DEFERRED CHARGES, net of accumulated amortization (note 6)	29,779	1,566
Total assets	$ 243,823	$ 163,392
Liabilities and shareholders' equity		
CURRENT LIABILITIES:		
Trade payables	$ 36,470	$ 8,803
Accrued expenses and other payables (note 13e)	15,033	11,136
Total current liabilities	51,503	19,939
LONG-TERM LIABILITIES:		
Accrued severance pay, net of amount funded (note 7)	1,058	252
Convertible subordinated notes (note 8)	120,000	66,416
Total long-term liabilities	121,058	66,668
COMMITMENTS (note 9)		
Total liabilities	172,561	86,607
SHAREHOLDERS' EQUITY (note 10):		
Share capital - ordinary shares of NIS 0.10 par value (authorized: December 31, 2000 and 2001 - 50,000,000 shares; issued and outstanding: December 31, 2000 - 22,474,253 shares; December 31, 2001 - 24,370,641 shares)	663	710
Additional paid-in capital	313,321	317,941
Accumulated deficit	(242,722)	(241,866)
Total shareholders' equity	71,262	76,785
Total liabilities and shareholders' equity	$ 243,823	$163,392

Eric Paneth) **Chairman of the Board of Directors and Chief Executive Officer**

Izhak Tamir) **President and Director**

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Year ended December 31		
	1999	***2000**	**2001**
REVENUES (note 13f)	$ 88,864	$ 131,867	$ 141,647
COST OF REVENUES (note 13g)	84,502	133,671	112,007
GROSS PROFIT (LOSS)	4,362	(1,804)	29,640
RESEARCH AND DEVELOPMENT EXPENSES - net (note 13h)	15,786	30,860	19,085
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	16,151	33,561	16,993
ACQUISITION OF RESEARCH AND DEVELOPMENT IN PROCESS (note 3)		28,976	
AMORTIZATION AND IMPAIRMENT OF GOODWILL (note3b)		14,334	26,101
OPERATING LOSS	(27,575)	(109,535)	(32,539)
FINANCIAL INCOME (EXPENSES) - net (note 13i)	2,653	208	(713)
OTHER INCOME		906	
LOSS BEFORE EXTRAORDINARY ITEM	(24,922)	(108,421)	(33,252)
EXTRAORDINARY GAIN ON EARLY RETIREMENT OF CONVERTIBLE SUBORDINATED NOTES		1,767	34,108
NET INCOME (LOSS) FOR THE YEAR	$ (24,922)	$ (106,654)	$ 856
INCOME (LOSS) PER SHARE - basic and diluted (note 1m):			
Loss before extraordinary item	$ (1.36)	$ (5.01)	$ (1.43)
Extraordinary item		0.09	1.47
Income (loss)	$ (1.36)	$ (4.92)	$ 0.04
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (note 1m)	18,341	21,658	23,161

* Including the results of Tioga Technologies Ltd. for the six month period ended June 30, 2000, see note 2.

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands)

	Share capital					
	Number of shares	**Amount**	**Additional paid-in capital**	**Deferred compensation**	**Accumulated deficit**	**Total shareholders' equity**
BALANCE AT JANUARY 1, 1999	16,828	$ 525	$ 78,618	$ (295)	$ (21,554)	$ 57,294
CHANGES DURING 1999:						
Net loss					(24,922)	(24,922)
Issuance of share capital under public offering in June 1999 (see note 10a)	2,300	57	(1) 53,474			53,531
Exercise of options granted to employees	704	17	5,486			5,503
Compensation component in options granted to employees				141		141
BALANCE AT DECEMBER 31, 1999	19,832	599	137,578	(154)	(46,476)	91,547
CHANGES DURING 2000:						
Net loss					(106,654)	(106,654)
Issuance of share capital as consideration for acquisition of companies (see note 3)	2.175	53	170.261			170,314
Spin-off of semiconductor business (see note 2)					(89,592)	(89,592)
Exercise of options granted to employees	467	11	4,290			4,301
Deferred compensation related to employee stock option grants			1,192	(1,192)		-,-
Compensation component in options granted to employees				1,346		1,346
BALANCE AT DECEMBER 31, 2000	22,474	$ 663	$ 313,321	-,-	$ (242,722)	$ 71,262
CHANGES DURING 2001:						
Net income					856	856
Conversion of convertible subordinated notes into shares	147	3	246			249
Exercise of options granted to employees	1,750	44	723			767
Deferred compensation related to employee stock option grants			7,214	(7,214)		-,-
Compensation component in options granted to employees				3,651		3,651
BALANCE AT DECEMBER 31, 2001	24,371	$ 710	$ 321,504	$ (3,563)	$ (241,866)	$ 76,785

(1) Net of underwriting discounts and commissions of $ 2,300 and share issuance costs of $ 1,669.

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31		
	1999	**2000**	**2001**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss) for the year	$ (24,922)	$ (106,654)	$ 856
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:			
Depreciation and amortization:			
Property and equipment	1,364	3,931	4,074
Other assets and deferred charges		16,372	3,411
Goodwill impairment			23,400
Acquisition of research and development in process		28,976	
Gain from short-term investments	(2,225)	(7,079)	(3,133)
Gain from early retirement of convertible subordinated notes			(34,108)
Increase (decrease) in accrued severance pay - net	79	1,058	(806)
Compensation component in options granted to employees	141	1,346	3,651
Changes in certain asset and liability items:			
Decrease (increase) in accounts receivable and others	(17,358)	(7,711)	22,209
Increase (decrease) in trade payables, accrued expenses and other payables	16,806	32,722	(31,564)
Decrease (increase) in inventories	(24,392)	(7,700)	40,083
Net cash provided by (used in) operating activities	(50,507)	(44,739)	28,073
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(4,477)	(9,308)	(2,415)
Long-term loan granted		(20,000)	
Short-term investments - net	(14,777)	(20,893)	2,934
Acquisition of subsidiaries (a)		5,562	
Net cash provided by (used in) investing activities	(19,254)	(44,639)	519
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of share capital - net	59,034	4,354	1,016
Issuance of convertible subordinated notes, net of issuance expenses of $ 4,531		120,469	
Spin-off of semiconductor business (b)		(3,367)	
Early retirement of convertible subordinated notes		(3,062)	(18,074)
Net increase (decrease) in short-term bank credit	3,000	(3,061)	
Net cash provided by (used in) financing activities	62,034	115,333	(17,058)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,727)	25,955	11,534
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,329	1,602	27,557
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,602	$ 27,557	$ 39,091
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID DURING THE YEAR FOR:			
Interest	$ 324	$ 4,074	$6,527
Advances to income tax authorities	$ 231	$ 290	$40

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31, 2000		
	Silicon value (S.V.) Ltd. (see note 3a)	**E.D.S.L. Networks Ltd. (see note 3b)**	**Total**
(a) Acquisition of subsidiaries consolidated for the first time:			
Assets and liabilities of the subsidiary at date of acquisition:			
Working capital (excluding cash and cash equivalents)	$ 5,842	$ 601	$ 6,443
Property and equipment	(3,399)	(528)	(3,927)
Long-term liability	311	142	453
Goodwill and identifiable intangible assets arising on acquisition	(105,774)	(32,971)	(138,745)
Acquired research and development in process	(24,695)	(4,281)	(28,976)
Issuance of share capital as consideration for the acquisition	132,751	37,563	170,314
	$ 5,036	$ 526	$ 5,562

(b) Spin-off of semiconductor business (see note 2):	
Assets and liabilities of the business at date of disposal:	
Working capital (excluding cash and cash equivalents)	$ (16,273)
Property and equipment	6,265
Long-term liability	(719)
Goodwill	96,952
Stock dividend	(89,592)
	$ (3,367)

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

a. General:

1) Nature of operations

Orckit Communications Ltd. (the "Company" or "Orckit") is an Israeli corporation which is engaged in one business segment - the design, development, manufacture and marketing of telecom equipment. Orckit's main product line offers high-speed data access systems utilizing digital subscriber line ("DSL") technology. These systems allow telephone companies and private network operators to provide high-speed digital transmission of data, voice and video over the existing installed base of twisted copper wireline worldwide. A substantial majority of the Company's revenues is derived from the sale of DSLAM (Digital Subscriber Line Multiplexer) systems based on Asymmetric DSL ("ADSL") technology.

The Company has initiated a number of technology projects, including a project being developed by Corrigent Systems, a subsidiary of the Company, that is focused on the development, manufacturing and marketing of metro telecom equipment (see note 3c).

The markets for the Company's products are characterized by rapid technological advances. In 2001, substantially all of the Company's sales were to two major customers. As to the principal markets and customers - see note 13f.

The Company has an agreement pursuant to which it cooperates with a third party in the development and marketing of its products. In 1999 and 2000, the majority of the Company's ADSL-based product sales were subject to "forward pricing", and as such were made at prices below production costs.

2) Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar"), since most of their revenues are earned in dollars.

Transactions and balances originally denominated in dollars are presented in their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization and changes in inventories deriving from non-monetary items are based on historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

3) Accounting principles

The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

4) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

b. Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

Intercompany balances and transactions have been eliminated.

c. Marketable securities

These securities are included under "short-term investments" and stated at market value. The change in value of these securities are included in financial income or expenses.

d. Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on moving average basis - the average cost of the units on hand is recomputed immediately after each purchase of additional units.

Products in process and finished products - on basis of production costs:

Raw materials and supplies - on moving average basis.

Labor and overhead component - on average basis.

e. Property and equipment:

1) These assets are stated at cost.

2) The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

	Years
Computers, software and equipment	3-5
Office furniture and equipment	6-16

Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements - whichever is shorter.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f. Impairment in value of property and equipment

When indicators of impairment are present, the Company evaluates the carrying value of the property and equipment in relation to the operating performance and future undiscounted cash flows of the underlying assets.

g. Other assets and deferred charges:

1) Other assets

Goodwill and other identifiable intangible assets (see note 6) are stated at cost and were amortized by the straight-line method over a period of three years. In 2001, the Company wrote off the remaining goodwill (see note 3b).

2) Deferred charges

Issuance costs of convertible subordinated notes (see note 8) are amortized by the straight-line method over the period from issuance date to maturity date.

h. Revenue recognition

Revenues from sales of products are recognized when title passes to the customer (usually title passes upon shipment, but in certain cases title passes to the customer upon delivery), provided that appropriate signed documentation of the arrangement, such as a contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured.

Prior to the sale of a new product, the Company delivers products for evaluation by its customers. The Company does not recognize sales revenues from delivery of such products to customers for evaluation.

In some cases, the Company renders technical support (maintenance) for a period of up to one year. The Company provides for such costs (which are insignificant) at the time revenues from the related sales are recognized.

i. Provision for servicing products under warranty

The Company grants warranty servicing after installation of products sold. The Company provides for such warranty at the time revenues from the related sales are recognized.

j. Research and development

Research and development expenses are charged to income as incurred. Grants received for development of projects are recognized as a reduction of expenses.

k. Allowance for doubtful accounts

The allowance in respect of trade receivables has been determined for specific debts doubtful of collection.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l. Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

m. Income (loss) per share

Income (loss) per share is computed based on the weighted average number of shares outstanding during each year.

Since in 1999 and 2000 there was a loss per share, the effect of including the incremental shares from assumed exercise of options and from conversion of convertible subordinated notes in this computation is anti-dilutive, and accordingly the basic and diluted loss per share are the same amount.

In 2001, the effect of including the incremental shares from assumed exercise of options and from the conversion of convertible subordinated notes in the income per share computation is immaterial and, accordingly, basic and diluted income per share are the same amount.

n. Comprehensive income

The Company has no comprehensive income components other than net income (loss).

o. Stock based compensation

The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees ("APB 25") and related interpretations. In accordance with Statement of Financial Accounting Standards ("FAS") No. 123 of the Financial Accounting Standards Board of the United States ("FASB") - Accounting for Stock-Based Compensation" the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

p. Recently issued accounting pronouncements

1) FAS 141 and FAS 142

In June 2001, the FASB issued FAS No. 141, "Business Combinations", and FAS No. 142, "Goodwill and Other Intangible Assets".

FAS 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001 and further clarifies the criteria to recognize intangible assets separately from goodwill for business combinations completed after June 30, 2001. FAS 142 primarily addresses financial accounting and reporting for goodwill and other intangible assets. The provisions of FAS 142 are effective at the beginning of fiscal year 2002.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2) FAS 144

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001 (January 1, 2002 for the Company) and interim periods within those years. FAS 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale.

3) The Company does not expect the adoption of the abovementioned standards to have a material effect on its consolidated financial statements.

NOTE 2 - SPIN-OFF OF SEMICONDUCTOR BUSINESS:

On April 30, 2000, the shareholders of the Company approved a Plan of Separation (the "Plan"). According to the Plan, the Company's business was formally divided into two separate companies: (i) Tioga Techologies Ltd. ("Tioga"), an Israeli corporation, which owns substantially all of Orckit's former semiconductor business, including the business of Silicon Value (S.V.) Ltd. (see note 3a) and (ii) Orckit, which continues to own and operate the Company's existing telecom equipment and other business.

The spin-off became effective on June 30, 2000, as the Company transferred to Tioga substantially all the assets and liabilities constituting the Company's semiconductor business in exchange for Tioga ordinary shares, and distributed all of those Tioga shares as a stock dividend to the Company's shareholders on a share-for-share basis. Pursuant to the Plan, the shareholders of the Company received one ordinary share of Tioga for each ordinary share of Orckit held by them on the record date for the distribution.

In 2000, in connection with the spin-off, the Company and Tioga entered into various agreements including (1) a separation agreement pursuant to which the business of Orckit and Tioga were separated; (2) an intellectual property agreement regarding the assignment by Orckit to Tioga of DSL semiconductor intellectual property; (3) a 3 year supply agreement pursuant to which Tioga will sell certain semiconductor products to the Company; (4) a 2 year support and design agreement, pursuant to which Tioga will complete the design of certain chips; (5) a loan agreement (see also note 4) and (6) an administrative services and other agreements, pursuant to which Orckit provides certain services to Tioga.

Following the consumation of the Plan, two directors of Orckit (the Chairman of the Board of Directors of Orckit and its President) also serve as directors of Tioga.

Following consummation of the Plan, holders of Orckit's convertible subordinated notes (see note 8) are entitled to convert each $ 1,000 principal amount of these notes into 11.7481 ordinary shares of Orckit (which, prior to the consummation of the Plan, was equivalent to a conversion price $ 85.12 per share) plus 11.7481 ordinary shares of Tioga. The conversion rates with respect of Orckit and Tioga are subject to adjustment in certain circumstances, such as changes in the applicable Company's capital structures or upon the issuance by the applicable company of stock dividends or certain cash distributions.

NOTE 3 - CERTAIN TRANSACTIONS:

a. Acquisition of Silicon Value (S.V.) Ltd.

On April 24, 2000, the Company acquired 100% of the share capital of Silicon Value (S.V.) Ltd. ("Silicon Value"), an Israeli corporation engaged in the design, development, production and sale of application specific integrated circuits (ASICs). The customers of Silicon Value include telecom, datacom and consumer electronic products companies.

In consideration, the Company issued 1,571,009 of its ordinary shares, NIS 0.01 par value, to the shareholders of Silicon Value. In addition, the Company exchanged employee stock options to purchase ordinary shares of Silicon Value for options to purchase ordinary shares of the Company.

The acquisition of Silicon Value was accounted for by the purchase method. The purchase price - $ 135 million - was based on an average market price of the Company's ordinary shares before and after the announcement of the transaction and the fair value of the options was determined using the Black-Scholes option-pricing model.

An amount equal to $ 24.7 million of the purchase price was attributed to acquisition of in-process research and development, the technological feasibility of which had not yet been established and for which there was no alternative use. Such amount was expensed upon acquisition, in accordance with GAAP. The amount attributed to in-process research and development was based on an independent opinion obtained by management of the Company. The excess of cost of acquisition over the fair value of net assets on the acquisition date that was not attributed to in-process research and development - $ 105 million - represented goodwill and other intangible assets. On June 30, 2000, Silicon Value was transferred to Tioga as part of the spin-off of the Company's semiconductor business (see note 2).

b. Acquisition of E.D.S.L. Networks Ltd.:

On May 17, 2000, the Company acquired 100% of the share capital of E.D.S.L. Networks Ltd. ("E.D.S.L."), an Israeli corporation engaged in the development of the infrastructure for high speed Internet access for commercial multi-tenant units and residential multi-dwelling buildings.

In consideration, the Company issued 603,567 of its ordinary shares, NIS 0.10 par value, to E.D.S.L. In addition, the Company exchanged employee stock options to purchase ordinary shares of E.D.S.L. for options to purchase ordinary shares of the Company.

The acquisition of E.D.S.L. was accounted for by the purchase method. The purchase price - $ 38 million - was based on an average market price of the Company's ordinary shares before and after the announcement of the transaction and the fair value of the options was determined using the Black-Scholes option-pricing model.

NOTE 3 - CERTAIN TRANSACTIONS (continued):

An amount equal to $ 4.3 million of the purchase price was attributed to acquisition of in-process research and development, the technological feasibility of which had not yet been established and for which there was no alternative use. Such amount was expensed upon acquisition, in accordance with GAAP. The amount attributed to in-process research and development was based on an independent opinion obtained by management of the Company. The excess of cost of acquisition over the value of net assets on the acquisition date that was not attributed to in-process research and development - $ 33 million - represented goodwill and other intangible assets.

In 2001, E.D.S.L. halted its operations and filed a request in the Israeli district court for liquidation of its assets and debts. As a result, the amount of $ 23.4 million which represented all outstanding unamortized goodwill and other intangible assets was written off by the Company.

c. **Establishment of technology projects**

The Company has established a number of technology projects utilizing subsidiairies to engage in the development and commercialization of new technologies. The Company ordinarily transfers to the new subsidiary, to the extent applicable, certain assets relating to the a new project and, if required, an appropriate team of employees of the Company. It also grants options to purchase up to 25% of the fully diluted share captial of the new subsidiary to employees, officers and directors of the Company.

d. **Establishment of Corrigent Systems ("Corrigent")**

Corrigent Systems, a subsidiary of the Company, was founded as a technology project (see c. above) to address solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas, commonly referred to as metro networks.

NOTE 4 - LONG-TERM LOAN TO A RELATED PARTY

A loan agreement was entered into with Tioga as part of the Plan of Separation (see note 2). The agreement provides for maximum borrowings in the amount of $20 million with loans bearing interest at rate of LIBOR+2% per annum. Tioga has borrowed $20 million under this loan agreement. The loan is required to be repaid by March 1, 2005 and is secured by a floating charge, which is second in priority after a pledge in favor of a commercial bank which extended a credit line to Tioga. Tioga's ability to repay the loan depends on its raising additional funds or generating positive cash flows from operations or business combinations in the future. As a result, interest due on the loan in the aggregate amount of $1.9 million has not been accrued by the Company. The Company has agreed to defer payment of interest due on the loan.

As of the date of issuance of these financial statements, based on its knowledge, management of the Company is of the opinion that no provision is needed in respect of this loan.

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	Cost		Accumulated depreciation and amortization	
	December 31		December 31	
	2000	2001	2000	2001
	In thousands		In thousands	
Computers, software and equipment	$ 12,526	$ 14,329	$ 4,865	$ 7,717
Office furniture and equipment	1,198	1,360	207	280
Vehicle	37		22	
Leasehold improvements	1,877	2,136	1,089	2,032
	$ 15,638	17,825	$ 6,183	$ 10,029

Depreciation expenses totaled $ 1,364,000, $ 3,931,000 and $ 4,074,000 in the years ended December 31, 1999, 2000 and 2001, respectively.

NOTE 6 - OTHER ASSETS AND DEFERRED CHARGES:

	Original amount		Unamortized balance	
	December 31		December 31	
	2000	2001	2000	2001
	In thousands		In thousands	
Goodwill and identifiable assets resulting from the acquisition of E.D.S.L. (see note 3b)	$ 32,971	$	$ 26,101	$ -
Issuance costs in respect of convertible subordinated notes (see note 8)	4,531	4,53	3,678	1,566
	$ 37,502	$ 4,53	$29,779	$ 1,566

NOTE 7 - SEVERANCE PAY:

a. Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, which reflects the undiscounted amount of the liability, is calculated based upon the number of years of service and the latest monthly salary. This liability is mainly covered by the purchase of insurance policies and by deposits in the name of the Company with a recognized severance pay fund.

The amounts of accrued severance pay as above cover the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay.

Under labor agreements, the insurance policies are, subject to certain limitations, the property of the employees.

b. Severance pay expense net was $ 945,000, $ 1,592,000 and $ 1,001,000 in the years ended December 31, 1999, 2000 and 2001, respectively.

NOTE 8 - CONVERTIBLE SUBORDINATED NOTES:

a. Under an Offering Memorandum dated March 7, 2000, the Company issued $ 125,000,000 principal amount of convertible subordinated notes (the "Notes") that are due on April 1, 2005. The Notes bear interest at an annual rate of 5.75% payable April 1 and October 1 of each year, commencing October 1, 2000. Unless previously redeemed, the Notes are convertible by the holder at any time through maturity into ordinary shares of the Company and Tioga. The conversion rate is equal to 11.7481 ordinary shares of Orckit plus 11.7481 ordinary shares of Tioga for each $ 1,000 principal amount of Notes. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2003 at the redemption price, plus interest accrued to the redemption date. Each holder of Notes will have the right to cause the Company to purchase all of such holder's Notes in the event of a change of control in the Company and other circumstances.

b. **Early retirement of the Notes**

During 2001, the Company retired $ 53.6 million principal amount of the Notes. This retirement resulted in an extraordinary gain of $ 34.1 million.

Accordingly, as of December 31, 2001, the total principal amount of Notes outstanding was $ 66.4 million.

NOTE 9 - COMMITMENTS:

a. Royalty commitment

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products funded, in part, by Government grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Government.

The royalty rate - based on the sales of products or development resulting from funded research and development project - was fixed at 3% during the first three years and 3.5% thereafter. Royalties are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. The contingent liability in respect of royalties to the Government of Israel at December 31, 2001 was $ 3.3 million.

In the event that any of the manufacturing rights or technology are transferred out of Israel, if approved by the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate pay back amount in the range of 120% to 300% of the grants received.

b. Other commitment

In 1999, the Company and one of the third parties to whom sales were made subject to "forward pricing" (see note 1a(1)), agreed to adjust, for a limited period, the prices of the products sold by the Company to the other party. In this connection, the parties also agreed that, subject to certain conditions, the sales prices for the products will be adjusted until approximately $ 5.3 million is recovered by the other party. As of December 31, 2001, no adjustments have been made.

NOTE 10 - SHAREHOLDERS' EQUITY:

a. Share capital:

1) The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol "ORCT".

2) On June 16, 1999, 2,300,000 ordinary shares, including 300,000 ordinary shares issued in July 1999 pursuant to an over allotment option, were offered by the Company in a public offering at a price of $ 25.00 per shares (before underwriting discounts and commissions and shares issued costs). The net amount raised by the Company was $ 53.5 million.

3) As to shares issued in consideration for acquisitions, see note 3.

4) Under the Employee Share Option Plan (see b. below), 704,088, 467,589 and 1,749,535 options were exercised to purchase ordinary shares of the Company in 1999, 2000 and 2001, respectively.

b. Employee Share Option Plan:

1) On February 18, 1994, the Company's Board of Directors approved an Employee Share Option Plan (the "Plan"). The total number of options authorized under the Plan is 8,990,236 at December 31, 2001 and 2000, of which 1,228,837 and 837,184 options, at December 31, 2001 and 2000, respectively, were available for future grant. Each option can be exercised to purchase one ordinary share having the same rights as the other ordinary shares. The shares underlying these options were (or will be) registered with the United States Securities and Exchange Commission under Form S-8.

The options' vesting period is mainly 2 to 5 years as determined on the date of grant.

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

2) A summary of the status of the Plan as of December 31, 1999, 2000 and 2001, and changes during the years ended on those dates, after giving retroactive effect to the allocation of exercise price due to the spin-off (see note 2), is presented below.

	Year ended December 31					
	1999		2000		2001 (1)	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	2,381,356	$ 3.53	3,512,220	$ 5.54	6,287,685	$ 2.05
Changes in options during the year:						
Granted	2,055,700	$ 6.92	3,853,187	$ 6.60	1,277,100	$ 1.00
Exercised	(704,088)	$ 3.47	(467,589)	$ 4.26	(1,749,535)	$ 0.46
Forfeited	(220,748)	$ 3.32	(610,133)	$ 6.29	(1,668,103)	$ 4.63
Options outstanding at year-end	3,512,220	$ 5.54	6,287,685	$ 6.22	4,147,147	$ 1.63
Options exercisable at year-end	316,396	$ 3.35	823,135	$ 4.31	1,636,776	$ 2.46
Weighted average fair value of options granted during the year		$ 1.83		$ 9.29		$ 1.51

(1) In 2001, 3.6 million options granted during 2001 and earlier years, with a weighted average exercise price of $6.10 per share, were re-priced to an exercise price of NIS 0.10 per share (which represents the par value of the shares), or approximately $0.023 per share.

The fair value of each option grant is estimated on the date of grant, inter alia, using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield is 0% for all years, expected volatility:
1999 - 61%; 2000 - 125%; 2001 - 115%. Risk-free interest rate: 1999 - 6.30%; 2000 - 5.00%; 2001 - 4.00% and average expected life of 3 years (2000 - 3 years; 1999 - 1.5 years).

3) The following table summarizes information about options outstanding at December 31, 2001:

Options outstanding				Options exercisable	
Range of exercise price	Number outstanding at December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2001	Weighted average exercise price
$		Years	$		$
0-2	3,219,811	6.2	0.12	889,084	0.04
4-7	896,486	7.0	5.37	736,042	5.24
9-34	30,850	7.8	14.71	11,650	11.07
	4,147,147		1.63	1,636,776	2.46

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

4) Accounting treatment

The compensation costs that have been charged to the statements of operations in respect of the Plan in the years 1999, 2000 and 2001 are $ 141,000, $ 1,346,000 (including an amount of $ 1,192,000 that relates to Tioga in the six-month period ended June 30, 2000) and $ 3,651,000, respectively.

Had the compensation cost for the Company's Plan been determined based on the fair value at the grant dates consistent with the method of FAS 123, the Company's net income (loss) and income (loss) per share would have decreased to the pro forma amounts indicated below:

	Year ended December 31					
	1999		2000		2001	
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
Net income (loss), in thousands	$ (24,922)	$ (32,418)	$ (106,654)	$ (117,020)	$856	$(6,317)
Income (loss) per share - basic and diluted	$ (1.36)	$ (1.77)	$ (4.92)	$ (5.40)	$0.04	$(0.23)

5) The Company's subsidiaries engaged in technology projects have established their own employee stock option plans with respect to granting options. Subject to certain conditions and based on fair market value, options granted by the Company's subsidiaries may be exercised to purchase shares of the Company.

c. Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

As of December 31, 2001, the Company had no statutory retained earnings available for distribution.

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

d. **Shareholder Bonus Rights Plan**

On November 21, 2001, the Company's Board of Directors adopted a Shareholder Bonus Rights Plan (the "Rights Plan") pursuant to which share purchase bonus rights (the "Rights") were distributed on December 6, 2001 at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on that date.

The Rights Plan is intended to help ensure that all of the Company's shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

Each right initially will entitle shareholders to buy one-half of one ordinary share of the Company for $ 13.00. The Rights generally will be exercisable and transferable apart from the Company's ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount from the market price.

NOTE 11 - TAXES ON INCOME:

a. **Tax benefits under the Law for the Encouragement of Capital Investments, 1959** (the "law")

Under the law, by virtue of the "approved enterprise" status granted to its enterprise, the Company is entitled to various tax benefits, including the following:

1) Reduced tax rates

The period of tax benefits is 7 years, commencing in the first year which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2-4 years, after which the income from these enterprises is taxable at the rate of 25% for the remainder of the period of tax benefits (3-5 years).

2) Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (the "Israeli CPI") and interest.

NOTE 11 - TAXES ON INCOME (continued):

b. **Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985**

Results for tax purposes are measured on a real basis, adjusted for the increase in the Israeli CPI. As explained in note 1a(3), the financial statements are measured in dollars. The difference between the change in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency, both on an annual and cumulative basis, causes a difference between taxable results and results reflected in these financial statements expressed in dollars.

c. **Tax rates applicable to income from other sources**

Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the regular corporate rate of 36%.

d. **Deferred income taxes**

At December 31, 2001, the Company had accumulated tax losses amounts to approximately $ 100 million. These losses are mainly linked to the Israeli CPI and are available indefinitely to offset future taxable business income.

At December 31, 2001, the Company had a deferred tax asset (mostly in respect of carryforward losses), in the amount of approximately $ 15 million. A valuation allowance for the entire amount of such asset was set up, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

Carryforward capital losses for tax purposes aggregated $ 30 million at December 31, 2001.

No deferred taxes have been provided in respect of changes in exchange rate and effects of indexing for inflation.

e. **Tax assessments**

The Company has received final assessments through the year 1996.

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a. Balances in non-dollar currencies:

1) As follows:

	December 31, 2001
	In thousands
Assets	$ 6,219
Liabilities	$ 12,668

The above mainly represents balances in Israeli currency.

2) Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31		
	1999	2000	2001
Rate of devaluation of the Israeli currency against the dollar	(0.2)%	(2.7)%	9.3%
Rate of increase in the Israeli CPI	1.3%	0.0%	1.4%
Exchange rate at end of year - $ 1	NIS 4.153	NIS 4.041	NIS 4.416

b. Fair value of financial instruments

The fair value of financial instruments included in working capital of the Company is usually identical or close to their carrying value.

c. Concentrations of credit risks

A major part of the Company's sales is made to a limited number of end customers (mainly telephone companies), see note 13f. The Company is of the opinion that, the exposure to credit risk relating to trade receivables is limited. An appropriate allowance for doubtful accounts is included in the accounts.

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a. **Short-term investments**

At December 31, 2001, these were composed of short-term deposits - for periods not exceeding one year - denominated in dollars and bearing annual interest at a fixed rate of 4.76% and marketable securities in the amount of approximately $ 55 million (at December 31, 2000 - $ 22 million).

	December 31	
	2000	2001
	In thousands	
b. **Accounts receivable:**		
1) Trade receivable:		
Open accounts	$ 25,468	$ 7,865
Less - allowance for doubtful accounts	150	549
	$ 25,318	$ 7,316
Allowance for doubtful accounts:		
Balance at beginning of year	$ 100	$ 150
Increase during the year	50	399
Balance at end of year	$ 150	$ 549
2) Other receivables and prepaid expenses:		
Employees and employee institutions	$ 693	$ 1,936
Government of Israel	4,325	1,539
Prepaid expenses	832	767
Sundry	2,850	251
	$ 8,700	$ 4,493
c. **Inventories:**		
Raw materials and supplies	$ 21,731	$ 6,023
Products in process	15,545	2,845
Finished products	11,512	429
	48,788	9,297
Material in transit	592	
	$ 49,380	$ 9,297

d. **Long-term deposits:**

At December 31, 2001, these were composed of long-term deposits for periods of 2 years denominated in dollars and bearing annual interest at a fixed rate of 4.58%.

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e. **Accrued expenses and other payables:**

	December 31	
	2000	2001
	In thousands	
Employees and employee institutions	$ 2,818	$ 2,091
Provision for vacation pay	1,929	1,680
Provision for servicing products under warranty	2,250	2,330
Accrued royalties	2,477	1,851
Accrued interest	1,770	955
Sundry	3,889	2,229
	$ 15,033	$ 11,136
Changes in provision for servicing products under warranty - charged to expenses	$ 150	$ 80

Statements of operations:

f. **Segment information and revenues from principal customers**

Disaggregated financial data is provided below as follows: (1) revenues by geographic area; and (2) revenues from principal customers:

1) Geographic information

Following is a summary of revenues by geographic area. The Company sells its products mainly to telephone companies. As allowed by FAS 131, the following summary of revenues by geographic area does not include data that may disclose the identity of major customers of the Company. Revenues are attributed to geographic areas where materials are generated, based on the location of the end users as follows:

	Year ended December 31		
	1999	2000	2001
	In thousands		
Israel	$ 3,470	$ 10,419	$ 2,268
United States	47,493	89,504	111,336
Europe	30,101	5,949	23,319
Other countries	7,800	25,995	4,724
	$ 88,864	$ 131,867	$ 141,647

2) Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

	Year ended December 31		
	1999	2000	2001
	In thousands		
Customer A	$ 46,927	$ 89,137	$ 111,208
Customer B	$ 10,105	$ 38	
Customer C	$ 11,254	$ 9,968	$ 1,218
Customer D			$ 20,973

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31		
	1999	2000	2001
		In thousands	
g. Cost of revenues:			
Cost of product revenues:			
Materials consumed, subcontracted work and other production expenses	$ 89,484	[a] $ 140,798	$ 84,136
Payroll and related expenses	3,410	6,886	3,517
Depreciation	216	720	631
Decrease (increase) in inventories of products in process and finished products	(9,200)	(14,733)	23,723
Other	592	-	
	$ 84,502	[b] $ 133,671	$ 112,007
h. Research and development expenses - net:			
Total expenses	$ 18,195	$ 31,970	$ 22,429
L e s s - grants and participations, see note 9a	2,409	1,110	3,344
	$ 15,786	[c] $ 30,860	$ 19,085

[a] Including an inventory obsolescence charge of $ 12.5 million.

[b] Including $ 3,692,000 that relates to Tioga for the six month period ended June 30, 2000.

[c] Including $ 6,951,000 that relates to Tioga for the six month period ended June 30, 2000.

i. Financial income (expenses) - net:

	Year ended December 31		
	1999	2000	2001
		In thousands	
Income:			
Interest on bank deposits	$ 2,992	$ 6,087	$ 3,184
Gain on marketable securities		2,013	2,567
Other			595
	2,992	8,100	6,346

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31		
	1999	2000	2001
		In thousands	
Expenses:			
In respect of short-term bank credit	324		
Interest in respect of convertible subordinated notes		5,811	5,862
Amortization of convertible subordinated notes issuance costs		681	710
Other (mainly currency transaction gains and losses) - net	15	1,400	487
	339	7,892	7,059
	$ 2,653	* $ 208	$ (713)

* Including $ 577,000 that relates to Tioga for the six month period ended June 30, 2000.